24 May 2005

Mr. Michael Moran

Ms. Nili Shah

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

United States of America

Re:                             Allied Domecq PLC – Response to SEC Comments on Form 20-F for the Year Ended 31 August 2004 (the “2004 20-F”)

Ladies and Gentlemen:

On behalf of Allied Domecq PLC (the “Registrant”), we hereby set forth the following information in response to the comments contained in the Staff’s letter dated 29 March 2005 (the “Staff Comments”).  Unless otherwise expressly stated, all pages references herein refer to pages of the 2004 20-F.

REGISTRANT’S RESPONSE TO THE STAFF COMMENTS

General

1.             Where a comment below requests additional disclosures or other revisions to be made, please include these disclosures and revisions in your future filings.  Where a comment relates to your accounting under US GAAP, your revisions should also include additional disclosures in your US GAAP reconciliation footnote, to the extent that your accounting under UK GAAP differs from your accounting under US GAAP.

The Registrant will make additional disclosures to address the Staff Comments in future filings of its annual report on Form 20-F (“future filings” or “Form 20-F”).  Therefore, the Registrant’s responses below indicate when and in what sections of the Form 20-F such disclosures will be made or amended, including any additional disclosures to be made in the US GAAP reconciliation footnote.

Item 3.  Key Information, page 1

2.             We note that you present trading profit before exceptional items, but not trading profit.  Please do so for all five years presented.  See Item 3.A. of Form 20-F.

In future filings, the Registrant will present its trading profits for all five years in “Item 3–Key Information” in the Form
20-F.

Item 5. Operating and Financial Review and Prospects, page 34
Overview, page 35

3.             Please disclose the implications of general economic, demographic, geographic, and industry conditions, such as recent health-food trends, on your results of operations, liquidity and capital resources.  Disclose any known trends or uncertainties in the economy, industry, demographics, and geography that are reasonably likely to have a material effect on your financial condition or results of operations.  Please refer to SEC Release No. 33-8350.

The Registrant respectfully notes that it identified a number of these trends and uncertainties within the 2004 20-F.  For example, the Registrant believes that the following disclosures in the 2004 20-F did address a number of these trends and uncertainties:

•                  Page 35 – the Registrant identified in the “Overview” the geographical implications on results in North America and Spain.

•                  Page 38 – the Registrant identified the demographic dynamics impacting pensions and the economic impact of foreign exchange fluctuations.

•                  Page 46 – the Registrant identified the economic conditions in Western Europe and industry conditions within Mexico.

•                  Page 47 – the Registrant identified consumer trends in Korea.

In future filings, the Registrant will disclose such information within “Item 5–Operating and Financial Review and Prospects–Overview”.  In addition, the Registrant will expand its discussion of such items as recommended in SEC Release No. 33-8350 to more fully discuss the implications of general economic, demographic, geographic, and industry conditions on its results of operations, liquidity, and capital reserves.  The Registrant will also discuss within the Overview any known trends or uncertainties in the economy, industry, demographics, and geography that are reasonably likely to have a material effect on its financial condition or results of operation.

4.             Please consider presenting material opportunities, challenges and risks on which you are most focused for both the short and long term.  Further, please consider disclosing your strategy and the actions you are taking to address these opportunities, challenges and risks.  For example, you may want to provide insight in your overview with respect to your focus on core brands, your focus on the US and Asian markets, as disclosed on page 45, and your focus on improving mix, as disclosed on page 53.  See SEC Release No. 33-8350.

As requested, in future filings, the Registrant will present within “Item 5–Operating and Financial Review and Prospects–Overview” the material opportunities, challenges and risks on which it is most focused for both the short and long term, including disclosing its strategies and actions taken to address these opportunities, challenges and risks.  Although some of this information was previously disclosed in the Registrant’s performance analysis, the Registrant will summarize the information within “Item 5–Operating and Financial Review and Prospects–Overview” and expand the disclosures, giving consideration to the guidance in SEC Release No. 33-8350.

Results of Operations, page 39

5.             Throughout your discussion, please more clearly explain why, on a constant currency basis, trading profit increased by a greater percentage than revenues.  For example, on page 40, on a consolidated basis, we note that net turnover on a constant basis increased 4%, but that of page 41, adjusted trading profit on a constant currency basis increased 11%.  Similarly, on page 44 and 49, we note that the percentage growth or decline in net turnover was outpaced by the percentage growth or decline in your trading profit measures.  In this regard, we would expect further discussion of the effect of price, product mix, and changes in other operating costs on your results of operations.

In future filings, the Registrant will more clearly explain why, on a constant currency basis in 2004, trading profit increased by a greater percentage than turnover.  The Registrant will also expand its disclosures with respect to the effect of price, product mix and changes in other operating costs on the results of its operations in future filings.  With respect to the example raised by the Staff, the Registrant has provided below an explanation of why trading profit increased by a greater percentage than turnover, on a constant currency basis.

In the Registrant’s Spirits & Wine business, which represents 91% of net turnover, the constant currency increase in net turnover was 5%, against an increase in adjusted trading profit of 9%.  Adjusted trading profit grew at a greater percentage than turnover primarily due to a reduction of overheads and an increase in associate income.  The reduction of overheads was largely the result of a restructuring program that was aimed at reducing the overlap between central, regional and market-focused functions.  Of the 5% increase in net turnover, 2% came from volume, 2% came from product mix and a further 1% came from price.

In the Registrant’s Quick Service Restaurants (“QSR”) business, which represents 9% of net turnover, there was a decrease of 3% in net turnover on a constant currency basis, against an increase of 21% in adjusted trading profit on a constant currency basis.  Of the 21% increase in QSR’s adjusted trading profit, 11% came from strong growth in same store sales and 4% came from new stores opened as a result of associated costs increasing at a lower rate than the turnover generated by new and existing stores.  The remaining 6% resulted from a reduction in overheads associated with the reorganization of QSR at the end of 2003.

6.             It is unclear how you calculate your gross profit and overheads lines on page 42.  Neither amount is reflected on your profit and loss account.  Accordingly, please disclose the following:

•     The information required by Item 10(e)(i) of Regulation S-K with respect to your overheads.

•                  A reconciliation of gross profit to the most directly comparable GAAP measure on your profit and loss account or your reformatted condensed UK GAAP income statement on page F-70.

•                  That your gross margins may not be comparable to others since the classification of distribution network-related costs and selling costs vary among entities.

•                  On page F-70, the specific types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.

In future filings, the Registrant will provide the information required by Item 10(e)(i) of Regulation S-K with respect to gross profits and overheads in the Registrant’s discussion of non-GAAP financial measures within “Item 5-Operating and Financial Review and Prospects”.  The Registrant will reconcile gross profit to the most directly comparable UK GAAP measure on the consolidated profit loss account statement, which is operating profit from continuing activities.  The Registrant will reconcile overheads to operating costs – other.  The Registrant’s description of gross profit as a non-GAAP measure will include a statement that gross margins may not be comparable to others since the classification of distribution network-related costs and selling costs varies among entities.

The Registrant will also expand the disclosure to the reformatted condensed UK GAAP Income Statement in note 31 to its consolidated financial statements (Differences between UK and US Generally Accepted Accounting Principles) to define what specific types of expenses the Registrant includes in the cost of sales and selling, general and administrative expenses line items.  In total, these amounts reconcile to total operating costs under UK GAAP in note 5 to its consolidated financial statements (Operating Costs to the Consolidated Financial Statements).  The expanded disclosure will state that cost of sales includes expenses such as customs and excise duties, together with raw materials and consumables.  Other components of cost of sales include elements of staff costs (in relation to direct labor and some indirect manufacturing labor) and depreciation elements (in relation to fixed assets directly attributable to production).  Selling, general and administrative expenses include other operating charges such as marketing costs, elements of staff costs (non-production related), elements of depreciation (non-production related) and payments to auditors.

7.             Please disclose how you define the stores you include in your same store sales and same store sales growth measures.

The Registrant defines same store sales as sales from stores that have been open and operating for at least two fiscal years and therefore the year-on-year comparison is not distorted by openings and closings.  The Registrant will add this disclosure in future filings to “Item 5-Operating and Financial Review and Prospects” in the “Segment Comparative Performance” section for QSR.

8.             We find your disclosures on taxation on page 51 confusing.  Please discuss the reasons for changes in the amount of your taxation line as presented on your profit and loss account, as well as your historical effective tax rate.  If you choose to include measures such as taxation excluding tax on exceptional items but including tax on goodwill, please include the disclosures required by Item 10(e)(i) of Regulation S-K.

The Registrant respectfully notes to the Staff that the reasons for changes in the amount of its taxation line, as presented in its profit and loss account and its historical effective tax rate, are disclosed in note 8 to its consolidated financial statements.  Excluding the tax effects of both goodwill amortization and exceptional items, the Registrant’s effective tax rate was 24% in each of 2004 and 2003.  The Registrant will clarify its explanation in future filings and, should it continue to include measures such as “taxation excluding exceptional items”, the Registrant will include the disclosures required by Item 10(e)(i) of Regulation S-K.

Critical Accounting Policies, page 66

9.             Please tell us why you do not believe the following are critical accounting policies:

•                  Accounting for maturing inventory – the significance of your inventory on your balance sheet and your disclosures on page 16 regarding the forecasting of future consumption suggest that you are required to make assumptions about the net realizable value of your inventory that are highly uncertain and that different estimates that are reasonably likely to occur would have a material impact on your results of operation and financial condition.

•                  Depreciation of tangible assets – similarly, given the materiality of your tangible assets and the judgment involved in estimating useful lives, we would expect this area to be a critical accounting policy.

The Registrant believes that its determination of the risk factors of its business, as disclosed in Item 3 of the 2004 20-F, take into account future potential risks.  The Registrant’s evaluation of what constitutes its critical accounting policies, as disclosed in Item 5 of the 2004 20-F, take into account the historical or current risk.  For example, the uncertainty of how its business will be operating in the future creates a speculative risk that the inventory levels currently held may either become obsolete or insufficient in our future business, but there are no historical indicators that currently there is a higher level of risk associated with the value of its inventory.

As a result, the Registrant included a risk factor in the 2004 20-F with respect to the potential future impact of an inventory loss, but it does not believe that accounting for inventory is a critical accounting policy because accounting for existing inventory does not involve either a high degree of judgment or complexity.  The Registrant values its inventory at the lesser of (a) cost and (b) net realizable value.  Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads.  The cost of spirits and wine stocks is determined by the weighted average cost method.  Given that profit margins in the spirits and wine industry tend to be quite high there is only a small probability that net realizable value would drop below cost.  Also, while there is a risk (that the Registrant presents on page 16) that there is a judgmental factor in forecasting future demand, this risk is slight because surplus maturing inventory does not spoil or become obsolete.  As a result of this normal operating dynamic within the industry, the Registrant has never incurred significant impairment to its inventory.

While the Registrant understands that there is a degree of judgment in estimating useful lives, it does not believe that the depreciation of tangible fixed assets is a critical accounting policy. Depreciation is provided to write off the cost less the estimated residual values of assets by equal installments over their estimated useful economic lives.  The Registrant has assessed the estimated useful economic life of certain categories of assets on a consistent basis such that it is satisfied that it has an objective basis by which to calculate the depreciation of tangible assets, as follows:

•                  Land (29% of the carrying value of tangible assets) – No depreciation, land is deemed to have an indefinite life.

•                  Buildings (32% of the carrying value of tangible assets) – Depreciated over the shorter of 50 years or the length of the lease.  The majority of the Registrant’s buildings are freehold and from its experience 50 years is a reasonable estimate and has not resulted in any significant loss on disposal.

•                  Plant and equipment (39% of the carrying value of tangible assets) – The majority are depreciated over 4 to 20 years, with the exception of storage tanks that are depreciated over a longer period reflecting their more durable nature.  The Registrant believes that, based on its consistent usage of its plant and equipment and the minimal historic profits and losses arising on disposal, these useful lives have been accurately estimated.

10.          We note that on page 56, you disclosed slower consumer spending in Germany in 2003, but that key brands made good progress in these markets.  This disclosure appears inconsistent with the £69 million impairment in 2004 of your Kuemmerling brand in Germany.  Please explain in detail the timing of events that led to this impairment charge in 2004, as opposed to in prior years.

•                  In future filings, to the extent that your UK GAAP or US GAAP goodwill and other intangible asset impairment tests have identified circumstances in which impairment is likely in a future period, such as declining headroom between the fair value and the carrying value of your reporting units, please disclose such circumstances in your operating and financial review and prospects.

Despite slower consumer spending in the German economy in 2003, the Registrant increased the volume distribution of its core brands due to the larger market presence obtained through its acquisition of Kuemmerling GmbH in fiscal year 2002.

While core brands, such as Ballantine’s, increased in volume due to the larger distribution capabilities, the Registrant identified that during the course of 2003, the Kuemmerling brand, a local market leader, was starting to lose market share in the highly competitive bitters market.  The Registrant clarifies to the Staff that its reference to “key brands” related to its core brands and not to its local market leaders.  The impairment testing in 2003 identified no impairment loss but rather that headroom was being eroded.  The Registrant increased advertising and promotion spend on the Kuemmerling brand during 2003 with the expectation of improving market share.

The German economy remained sluggish in 2004 and the increased advertising and promotion spend on the Kuemmerling brand did not have the expected impact.  By the end of 2004, volumes and profits generated by the brand had declined further.  Consequently, the Registrant reassessed the Kuemmerling brand’s expected future performance as part of the 2004 impairment reviews and concluded that the impairment was required to be recognized for US GAAP purposes.

Under UK GAAP, the Kuemmerling brand was not recognized as a separate intangible asset apart from goodwill on acquisition. (See the Registrant’s response to Staff Comment 34 below for a further explanation of its accounting under both UK and US GAAP for goodwill and intangible assets.)

Where the Registrant’s goodwill and other intangible asset impairment tests identify circumstances in which impairment is likely in a future period, it will disclose such circumstances in “Item 5–Operating and Financial Review and Prospects–Critical Accounting Policies”.

Item 15.  Controls and Procedures, page 104

11.          Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify “any changes,”  not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.  See paragraph (d) of Item 15 of Form 20-F.

The Registrant would like to clarify to the Staff that in 2004 there were no changes that materially affected, or were reasonably likely to materially affect, its internal controls and procedures over financial reporting.

In future filings, the Registrant will disclose any changes to internal control over financial reporting in the relevant period that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm, page F-2

12.          Please tell us why your auditors do not include an explanatory paragraph describing the nature of the restatement of the US GAAP reconciliation.

The Registrant’s auditors’ report includes an explanatory paragraph that refers to the Registrant’s disclosure of US GAAP information presented in note 31 to its consolidated financial statements, and refers to such information “as restated”.

Consolidated Profit and Loss Account, page F-3

13.          We note that you segregate exceptional items using the three column format in your profit and loss account.  Please revise your disclosures as follows:

•                  Disclose the information required by paragraphs 3 and 4 of issue 8 addressed in the minutes to the November 25, 2003, AICPA International Practices Task Force meeting.

•                  In note 31, please revise the order of minority interest and share of profit of associated undertaking in your UK GAAP profit and loss account prepared in accordance with Article 10 of Regulation S-X to conform to the order of the line items as presented in Article 5-03 of Regulation S-X.

•                  In Item 5 of Form 20-F, please disclose:

•                  the information required by paragraph 6 of issue 8.

•                  the economic substance behind your decision to use such measures;

•                  the material limitations associated with use of such measures as compared to the use of amounts after exceptional items;

•                  the manner in which you compensate for these limitations when using such measures.

In future filings, the Registrant proposes to revise the presentation of the consolidated profit and loss account on page F-3 such that it will present only the total results for the year.  The Registrant will no longer present a subtotal under the concept of “expressly permitted”.  Consequently, the additional disclosure under Item 10(e)(1)(i)(C) and (D) of Regulation S-K will not be applicable.

In future filings, the Registrant will revise the presentation of minority interests within the reformatted condensed UK GAAP Income Statement disclosed in note 31 to its consolidated financial statements, such that Minority interests will be shown after Income taxes and before Income from continuing activities, consistent with Article 5-03 of Regulation S-X.

14.          We note that your excise taxes are included in turnover, based on your disclosure on page F-10.  We also note that these taxes exceed 1% of turnover based on your disclosure on page 37.  Please disclose the amount of these excise taxes on the face of your profit and loss account parenthetically or otherwise.  See paragraph 1 of Rule 5-03 of Regulation S-X.

The Registrant will add the amount of excise taxes for each of the three years ended 31 August 2004 included in turnover to the face of the consolidated profit and loss account on page F-3.  The amounts will be added parenthetically next to turnover as permitted by paragraph 1 of Rule 5-03 of Regulation S-X.

Consolidated Statement of Total Recognized Gains and Losses, page F-4

15.          Please explain why your currency translation differences on foreign currency net investments represent an increase to your statement of total recognized gains and losses, despite the weakening of the US dollar and Mexican peso.

The Registrant would like to clarify that under UK GAAP, where foreign currency borrowings have been used to finance or provide a hedge against equity investments in foreign enterprises, exchange gains or losses on those borrowings, which would otherwise have been recorded in the profit and loss account, may be off-set in reserves up to the extent of exchange differences on the equity investments. The calculation of exchange differences on the equity investments includes notional exchange differences arising on capitalized goodwill and on goodwill previously written off to reserves.  (The Registrant would like to refer the Staff to its response to Staff Comment 27 in relation to its foreign exchange translation of goodwill.)

The Registrant’s currency translation differences on foreign currency net investments increased its total recognized gains and losses in 2004 by £108 million.  This is due to the foreign exchange translation gains of £193 million, primarily on its US dollar and Euro denominated borrowings which were off-set by net investment foreign exchange losses of £85 million, primarily on its US dollar and Euro net assets.  The weakening of these currencies has lead to an increase in net assets and a resulting credit to currency translation differences on foreign currency net investments in the statement of total recognized gains and losses.

The weakening of the Mexican Peso did not have a significant impact on the Registrant’s currency translation differences on foreign currency net investments.

Consolidated Balance Sheet, page F-5

16.          Please tell us whether you have any non-equity minority interests.  If these non-equity minority interests represent the preferred securities issued by a wholly-owned financing subsidiary, please tell us your basis for continuing to consolidated the financing subsidiary subsequent to your adoption of FIN 46R.

The Registrant has non-equity minority interests that relate to non-voting shares in its subsidiary Corby Distilleries Limited.  However, the Registrant notes that Corby Distilleries Limited is a business as defined by FIN 46R-Appendix C and accordingly does not come within the financing subsidiary provisions of FIN 46R.  (Please see the Registrant’s discussion below in its response to Staff Comment 17 for additional information regarding its analysis of Corby Distilleries Limited under US GAAP.)

Accounting Policies, page F-8
Basis of Consolidation, page F-9

17.          If material, citing relevant accounting literature, please tell us how you account for your investment in Corby Distilleries Limited, as disclosed on page 92, under US GAAP.

The Registrant owns 51.6% of the voting shares of Corby Distilleries Limited and therefore consolidates the company as a subsidiary under the provisions of ARB No. 51 Consolidated Financial Statements.  Corby Distilleries Limited is a publicly quoted company and its remaining shares are traded on the Canadian Stock Exchange.

Corby Distilleries Limited does not fall within the scope of FIN 46R by virtue of the provisions of paragraph 4(h), specifically:

•                  4(h) 1 – The Registrant did not participate in the design of Corby Distilleries Limited;

•                  4(h) 2 – Corby Distilleries Limited is not designed so that substantially all of its activities are conducted on behalf of the Registrant.  Prior to the Registrant’s purchase of Corby Distillers Limited, it already owned and distributed its own brands as well as those of other third parties.  Since the purchase, it has continued with this activity and while it now also distributes the Registrant’s brands, over 65% of Corby distributed volume relates to their own and other agency brands.

•                  4(h) 3 – The Registrant does not provide more than half of the total of the equity, subordinated debt or other forms of subordinated financial support; and

•                  4(h) 4 – The activities of Corby Distilleries Limited are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Impairment Reviews, page F-10

18.          Please revise your disclosures to clarify the following:

•                  Purchased brand intangibles are reviewed for impairment annually, as disclosed on page F-9.

•                  The nature of your impairment test for goodwill, other intangible fixed assets, and tangible fixed assets.  For example, you state here that your impairment loss represents the excess of the asset carrying value over its recoverable amount, which you estimate as the discounted projected future operating cash flows from the income generating unit.  However, on page 67, you specify that you calculate impairment of your brands as the excess of carrying value over fair value, which you estimate using a royalty rate model.

•                  We note that you recognized impairments in each of the last three years, based on your disclosures in note 6.  Please disclose the nature and amount of the difference between your impairment losses under UK GAAP and US GAAP in note 31.

•                  We note that you also reverse asset impairments, based on your disclosures in note 6.  Please disclose your asset impairment reversal policy here. Please also disclose the nature and amount of the difference between UK GAAP and US GAAP with respect to asset impairment reversals in note 31.

In future filings, the Registrant will revise its intangible fixed assets and tangible fixed assets accounting policies on pages F-9 and F-10 to reflect the nature of its impairment tests for goodwill, other intangible fixed assets, and tangible fixed assets.  Consequently the Registrant will remove the Impairment Review accounting policy on page F-10.  The Registrant proposes to revise its disclosure as follows, in each case by inserting the additional text indicated by italics:

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years.  Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss.  If identifiable, intangible assets acquired in a business combination are recognized as distinct intangible assets apart from goodwill if their fair value can be measured reliably on the date of acquisition.  Except for purchased brand intangible assets, purchased intangible assets are capitalized and amortized over their estimated useful economic lives on a straight-line basis.  Impairment reviews are performed on goodwill at the end of the first full year following an acquisition.  In addition, goodwill and purchased intangible assets with finite lives are tested where indicators of impairment are identified.  Impairment is measured by comparing the book value of the income generating unit with its recoverable amount.  Recoverable amount is the higher of net realizable value and value in use, the latter being measured as the present value of the future cash flows obtainable as a result of an income generating unit’s continued use, including those resulting from its ultimate disposal.  Purchased brand intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support.  The Group does not amortize purchased brand intangible assets but they are subject to annual impairment reviews.  Impairment of purchased brand intangibles is measured by comparing the book value of the asset with its recoverable amount. In arriving at the recoverable amount, value in use is measured using a royalty rate model based on five year forecasts and terminal growth rates, discounted using an estimated weighted average cost of capital.

Tangible fixed assets

Tangible fixed assets are capitalized at cost.  Depreciation is provided to write off the cost less the estimated residual value of assets by equal installments over their estimated useful economic lives as follows:  Land and buildings—the shorter of 50 years or the length of the lease; distilling and maturing equipment—20 years; storage tanks—20 to 50 years; other plant and equipment and fixtures and fittings—5 to 12 years; and computer software—4 years.  Vineyard developments are not depreciated in the first 3 years unless they become productive within that time.  No depreciation is provided on freehold land.  Impairment reviews are performed on all tangible fixed assets where there is an indication of potential impairment.  Impairment is measured by comparing the book value of the asset or income generating unit with its recoverable amount.  In arriving at recoverable amount, value in use is measured as the present value of the future cash flows obtainable as a result of an asset’s or income generating unit’s continued use, including those resulting form its ultimate disposal.

The impairments identified in note 6 relate to specific tangible fixed assets where indicators of impairment were identified by the Registrant, and the tests for impairment indicated that their recoverable amounts were less than their carrying values. In accordance with both UK and US GAAP, the Registrant wrote down these assets to their fair value.  The fair value under US GAAP was determined to be the same amount as recoverable amount under UK GAAP.

The £2 million credit in the asset write-down line of note 6 for the year ended 31 August 2003 relates to the reversal of a provision established in 2002 by the Registrant and not the reversal of an asset impairment.  This provision was established to recognize the Registrant’s expected costs of decontamination at its Dumbarton Distillery site.  As of 31 August 2002, the Registrant wrote down the carrying value of its Dumbarton facility to zero with the expectation the facility would be abandoned.  The facility was vacant when the impairment provision was made and no buyer was anticipated given the condition of the property.  In addition, the above provision was established and charged as an expense because no future benefit was expected from the asset.  During 2003, the Registrant performed an extensive search to identify a buyer which eventually led to a disposal and a gain on sale of £1 million.  The terms of sale did not require a ground or environmental survey, which allowed the provision to be released.  The provision reversal was recorded in the asset write-down line as the Registrant did not consider the amount material enough to warrant separate disclosure in note 6.  The gain on disposal was not material and was recorded in operating profit.

Turnover, page F-10

19.          If material, please disclose when you recognize your slotting fees in your profit and loss account under UK GAAP.  If you capitalize these fees on your balance sheet, please disclose the amounts capitalized and the method by which you amortize these amounts to your profit and loss account.  To the extent that this accounting differs under US GAAP, please disclose the nature and amount of this difference in note 31.

The Registrant has determined that slotting fees are not significant to its business, representing only £22 million for the year ending 31 August 2004 (2003: £23 million, 2002: £20 million), on £3.2 billion of turnover (2003: £3.3 billion, 2002: £3.3 billion) and £2.6 billion of operating costs – other (2003: £2.7 billion, 2002 £2.8 billion).  (The Registrant’s response to Staff Comment 42 explains how it accounts for its slotting fees.)

20.          Regarding your franchise arrangements:

•                  You state here that initial non-refundable franchise fees paid by franchisees are recognized upon substantial completion of the services required by the license arrangement.  However, in note 31(m), you state that under UK GAAP, non-refundable franchise fees are recognized upon signing the agreement.  Please clarify this apparent inconsistency.

•                  To the extent material, please disclose the information required by paragraphs 20, 22, and 24 of SFAS No. 45.

Franchise arrangements consist of (i) initial and continuing fees under the franchise arrangements and (ii) store development agreements.

In respect of note 31(m), the UK to US GAAP difference identified only relates to the Registrant’s accounting for store development agreements in which the Registrant sells the right to develop a specified number of stores within a specified territory over a specified period of time in exchange for an up-front non-refundable fee.  These store development agreements are recorded to income under UK GAAP when the agreement is signed and the fees are received, as all the relevant revenue recognition criteria of FRS No.5 Reporting the substance of transactions have been met.  Under US GAAP, income is deferred until store opening.

The Registrant’s turnover accounting policy disclosure on page F-10 describes the revenue recognition policy which applies to all franchise arrangements, of which initial and continuing franchise fees represent 90% and store development agreements 10% in the year ended 31 August 2004.

The Registrant will clarify in future filings its policy in its Accounting Policies–Turnover note along the following lines:

“Initial franchise fees paid by franchisees are recognized upon substantial completion of the services required by the license agreement which is generally upon store opening.  Continuing franchise fees and royalty income are based on a percentage of gross sales and are recognized as turnover on an accrual basis as earned.  Non-refundable store development agreements are recognized when signed and the fees are received from the franchisee.”

Additionally, the disclosure in note 31(m) will be revised in a manner consistent with the revised disclosures in the Registrant’s accounting policy under “Turnover”, in order to clarify the nature of the US GAAP difference.

The Registrant has evaluated the disclosures required by paragraphs 20, 22 and 23 of SFAS No. 45.  The Registrant determined that the nature of commitments and obligations resulting from franchise agreements is not material (paragraph 20 of SFAS No. 45).  Its initial franchise fees are not significant in relation to its other franchise fees for the three years ended 31 August 2004, representing less than 2% of segment turnover and less than 0.1% of the Registrant’s total turnover (paragraph 22 of SFAS No. 45).  The revenue and costs related to franchisor-owned stores is not material as it only relates to 10 of the Registrant’s 10,600 store locations (paragraph 23 of SFAS No. 45).

Stock, page F-11

21.          If material, please disclose how you account for consideration received from your vendors pursuant to EITF 02-16.  In this regard, please disclose how you classify vendor contributions and when you recognize these contributions in your profit and loss account and on your balance sheet.  In addition, to the extent that vendor contributions are not classified in cost of sales on page F-7, please disclose the following:

•                  The amount of these contributions

•                  The line item in which they are classified

•                  How these arrangements differ from those that are recognized in cost of sales.

The Registrant has determined that vendor contributions, which are recorded in turnover, are not material to its business, representing only £13 million for the year ending 31 August 2004 (2003: £15 million, 2002: £6 million) on £3.2 billion of turnover (2003: £3.3 billion, 2002: £3.3 billion).

Deferred Tax, page F-11

22.          Please disclose whether you measure deferred taxes on a discounted on undiscounted basis.  If so, please disclose the nature and amount of this difference in note 31.

The Registrant does not discount its deferred tax balances and accordingly there is no UK to US GAAP difference in this regard.  The Registrant will disclose this prospectively in the Accounting Policies–Deferred tax note to its consolidated financial statements.

Note 1. Segmental and Geographical analysis, page F-13

23.          With respect of your disclosures of trading profit before exceptional items and goodwill, please disclose in your notes to your financial statements the information required by paragraph 2 of issue 8 addressed in the minutes to the November 25, 2003, AICPA International Practices Task Force meeting.

The Registrant has disclosed trading profit before exceptional items and goodwill within note 1 (Segmental and geographical analysis) to comply with paragraphs 27 and 29 of SFAS No.131–Disclosures about Segments of an Enterprise and Related Information.  Trading profit before exceptional items and goodwill is the measure reported to the Registrant’s chief operating decision maker for purposes of making decisions about allocating resources to segments and assessing performance.  It is the Registrant’s understanding from its reading of the SEC’s June 13, 2003 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, Question 18, that the presentation of a measure in conformity with SFAS No. 131 does not constitute a non-GAAP financial measure.  As a result, the Registrant does not believe the disclosure specified by paragraph 2 of issue 8 in the minutes to the November 25, 2003 AICPA International Practices Task Force Meeting is relevant.

24.          Please tell us why you have included disclosure of assets employed, in light of Item 10(e)(ii)(C) of Regulation S-K.  If you rely on the note to Item 10(e) of Regulation S-K, please advise us of where this disclosure is required or expressly permitted under UK GAAP.

The Registrant has included assets employed within this note because it is required by UK GAAP.  The relevant UK accounting standard, SSAP No.25 Segmental Reporting (paragraph 24), states that “the net assets of each reportable segment should be disclosed.  In most cases these will be the non-interest bearing operating assets less the non-interest bearing operating liabilities”.  In accordance with SSAP 25, the Registrant has excluded assets and liabilities that are not used in the operations of any segment and this conforms with its disclosure of segmental profit analysis.

Note 6. Exceptional Items after Taxation, page F-24

25.          Please separately disclose asset impairment from reversals of asset impairments.  For example, in 2003, your table shows an amount of £2 million that appears to be net of asset impairment losses from the closure of the Dumbarton Distillery.

As explained in the Registrant’s answer to the last bullet point of Staff Comment 18, the £2 million credit in 2003 in note 6 on page F-24 did not relate to a reversal of asset impairments.  The Registrant will revise its disclosure of this item within note 6 in future filings.

Note 8.  Taxation, page F-25

26.          Please disclose the nature of the adjustment in respect of prior periods.  Please clarify for us whether these adjustments represent a change in estimate or a correction of an error.

Items disclosed under “adjustment in respect of prior periods” relate to adjustments made in the current period for changes in estimates to tax provisions of earlier periods.  Examples of such adjustments include revisions to previous estimates of tax disallowances as a result of finalizing tax returns or adjustments to tax liabilities as a result of negotiating with tax authorities.  The Registrant clarifies that the adjustments to the amounts under the “restated” headings in note 8 (Taxation for 2003 and 2002) on page F-25 relate solely to the impact on the Registrant’s deferred tax charges due to its adoption of FRS No. 17 Retirement benefits, which required retroactive restatement.

Note 20. Financial Instruments, page F-37

27.          We note on page 36 that under UK GAAP, goodwill is held at the group level, which suggests that it is recorded at historical foreign currency exchange rates.  Consequently, we would not expect such goodwill to be subject to changes in foreign currency exchange rates.  Please tell us your basis under UK GAAP for hedging the translation exposure of your foreign currency net assets, including goodwill, by holding offsetting liabilities.  In this regard, please help us understand why you would not recognize in your profit and loss account transaction gains and losses on foreign currency-denominated debt to the extent that the debt exceeds net assets, exclusive of goodwill.

Please also confirm our understanding that under US GAAP, you recognize all transaction gains/losses on foreign-denominated debt in your profit and loss account.

The Registrant clarifies that in the past, goodwill has been recorded at historical foreign currency exchange rates.

The Registrant confirms that exchange differences on the net assets of subsidiaries and related foreign exchange borrowings, including foreign exchange contracts, held for the purposes of hedging balance sheet translation, are taken to reserves, with any excess difference on the borrowings to income. This is in accordance with UK GAAP.

However, the Registrant now believes that there has been a misapplication of its accounting in relation to goodwill included within net assets. The Registrant clarifies that it should have been converting its goodwill from the functional currency of the acquired entity into Sterling at each year end. The effect of retranslating capitalized goodwill in any period would not have been material and would have increased or decreased both capitalized goodwill and profit and loss account reserves by equal amounts, with a small adjustment to goodwill amortization in each of 2004, 2003 and 2002.

The Registrant has concluded that through its qualitative and quantitative assessment of materiality in relation to its correction of goodwill accounting, that it requires no prior year restatement. If the correction had been recorded at 31 August 2004, goodwill and profit and loss account reserves would each have been increased by £42 million and the goodwill amortization charge would have increased by £2 million.

£ millions as reported	2004	2003

Goodwill	656	692
Brands	555	555
Other intangibles	23	26
	1,234	1,273
Goodwill written off	2,284	2,284
	3,518	3,557

Adjustment	42	65
% Adjustment	1.2%	1.8%

Shareholders’ equity as reported	510	237
Goodwill written off	2,284	2,284
	2,794	2,521
% Adjustment	1.5%	2.6%

•                  The Registrant’s net assets are viewed by both management and equity analysts as the reported net assets plus the goodwill written off.  This is substantiated by the calculation of Return On Investment (“ROI”), which is used internally and externally, that recognizes goodwill, both capitalized and written off.  This ensures that the total investment is considered when evaluating the returns generated by the Registrant’s brands.

•                  Translation of capitalized goodwill would have increased both goodwill and shareholders’ equity in 2004 and 2003, demonstrating that the assets were understated, not overstated.

•                  The Registrant’s investors and the readers of its financial statements focus on its turnover, advertising and promotion spend, normalized trading profit and normalized earnings, none of which would be impacted by the translation of goodwill amortization.

•                  There is no cash flow impact and consequently the error does not impact the calculations in connection with the Registrant’s credit rating or the free cash flow.

•                  None of the Registrant’s external borrowings covenants rely on the Registrant’s net asset position.

•                  The translation of capitalized goodwill would have no impact on the Registrant’s remuneration policies or assessment of reward against such policies.

•                  There is no impact on the total US GAAP numbers.

The Registrant will correct this treatment in its 2005 financial statements and record the cumulative foreign currency retranslation differences on goodwill through its reserves. The adjustment recorded in 2005 will depend upon year-end currency rates.

In addition, the Registrant confirms that under US GAAP it recognizes all transaction gains and losses on foreign denominated debt in its income statement.

Note 21.  Share Capital, page F-41

28.          Please clarify how you account for your share option plans under UK GAAP, including the significance of the classification of options as fixed or variable under UK GAAP.

The Registrant respectfully submits to the Staff that the concept of fixed and variable share option plans is not defined under UK GAAP.  However, the Registrant has classified its share option schemes on page F-41 to align with APB Opinion No. 25 definitions of fixed and variable schemes.

Under UK GAAP, the Registrant accounts for its share option plans in accordance with UITF No. 17 (revised 2003):  Employee Share Schemes.

As disclosed on pages F-41, F-42 and F-43 the Registrant has established three categories of share options plans:  Savings plans, Executive plans and Other.

Savings plans

This category comprises the following three schemes:

•                  SAYE Scheme 1999;

•                  International SAYE Scheme 1999; and

•                  Share partnership plan.

The “cost” (UITF 17 charge) to the Registrant for grants made under these schemes is fixed at the date of grant. For both SAYE schemes the cost to the Registrant is the difference between the exercise price and the market price of the share at the date of the grant.  This discount is spread over the future performance period of the employee and will not exceed 20% of the market value of the share on the date of grant.  For the Share partnership plan a one-off charge, equal to the cost of awarding the employee one free share for every four they have purchased, is made in the period in which the shares are purchased as performance has already occurred.  The cost to the Registrant is the market price of the free shares purchased on the date the employees purchase their four shares.

Executive plans

This category comprises the following four schemes:

•                  Inland Revenue Approved Executive Share Option Scheme 1999 (IRAESOS);

•                  Executive Share Option Scheme 1999 (ESOS);

•                  Long Term Incentive Scheme (LTIS) 1999; and

•                  Share Appreciation Rights Plan 1999 (SARs).

The first three of these schemes (IRAESOS, ESOS and LTIS) are equity-settled schemes.

IRAESOS, ESOS and LTIS

Grants made under these schemes are subject to performance conditions as described on pages F-42 and F-43.

Under UK GAAP, the intrinsic value of options granted under these schemes is recognized in the profit and loss account over the performance period.  The intrinsic value is calculated at the date of grant only and represents the difference between the prevailing market price and the exercise price.  Amounts charged in each period also reflect annual adjustments arising from changes in the probability of performance criteria being met.  In general the intrinsic value for grants made under the IRAESOS and ESOS is nil since the exercise price is fixed at the market value of one Allied Domecq PLC share on the date of grant.  This is not the case for LTIS, where the exercise price is typically much less than the market price of one Allied Domecq PLC share on the date of grant.

SARs

Under UK GAAP, the SARs are cash-settled, whereby the holder is paid, in cash, the excess of the market price of the number of underlying shares or ADS, at the exercise date, over the market value represented by such shares or ADSs as at the original grant date.

This cost is recognized in the profit and loss account over the performance period, as well as a corresponding liability.  At each balance sheet date, the amounts charged and the liability recognized are adjusted to reflect changes in the probability of any performance criteria being met and changes in the share price.

Other

“Other” comprises the Registrant’s Deferred Bonus Plan for Executive Directors and certain other senior executives.  The amount of the bonus awarded is subject to the performance conditions outlined on page F-43.  This is a one-year plan.  A proportion of the bonus, up to a maximum of 50%, is deferred and awarded in shares.  The Registrant matches this deferred element on a one-for-one basis and charges to the profit and loss account the market value of the matching shares at the date the share election is made by the Director.  The cost is recognized in the period to which the bonus relates.

The shares are released to the employees after a period of continued service (two to three years).  Once the award has been made there are no further performance conditions and the full amount is therefore charged in the year of the original bonus.

Note 22. Merger Reserve, page F-48

29.          Please disclose how your merger reserve arose.

The Registrant respectfully submits to the Staff that the creation of the merger reserve arose in relation to the disposal of the UK Retail business which was effected by means of the insertion of a new holding company and a capital reduction in accordance with S135 of the UK Companies Act 1985.  The creation of the merger reserve did not impact net assets and, as such, did not create a UK to US GAAP difference.

The Registrant disposed of the UK Retail business to Punch Taverns on 6 September 1999 by way of a capital reduction following approval from the court and shareholders.  The capital restructuring associated with the transaction was carried out in the months leading up to the disposal and involved the creation of a new parent company acquiring the Group prior to demerging the UK Retail business.

UK company law (CA 85) provided the context by which the merger reserve was created.  The steps relating to the transaction were:

1.               The new Allied Domecq Group acquired the old Allied Domecq Group under a scheme of arrangement (S425 CA 85) through the issue of 1.05 billion shares, each with nominal value of 325 pence.  The nominal value of shares issued was £3,420 million.  The Group restructuring resulted in a net debit to the merger reserve of £2,586 million, being the excess of the nominal value of the shares issued (£3,420 million) over that of the shares acquired (£262m) less the elimination of the acquired company’s share premium account (£572 million).

2.               The Court-approved capital reduction on disposal of UK Retail took place on September 6, 1999 and resulted in a reduction in share capital and credit to the merger reserve of £3,203 million.

3.               The disposal of the UK Retail business on September 6, 1999 reduced the Group’s net assets by £2,294 million being a debit to the revaluation reserve relating to the licensed pub estate of £958 million, a credit to profit and loss of £104 million being goodwill previously written off and the balance of £1,440 million taken to the merger reserve.  A debit balance of £823 million was therefore carried forward.

Note 25. Reconciliation of Net Cash Inflow from Operating Activities to Free Cash
Flow, page F-51

30.          Please tell us why you have included disclosure of free cash flow, in light of Item 10(e)(ii)(C) of Regulation S-K.  If you rely on the note to Item 10(e) of Regulation S-K, please advise us of where this disclosure is required or expressly permitted under UK GAAP.  See also paragraph XVII.C of the issued addressed by the AICPA International Practices Task Force from inception through March 2003.

The Registrant respectfully submits to the Staff that the disclosure of free cash flow on page F-51, while not required or expressly permitted by UK GAAP, is a measure commonly disclosed in the UK as long as it is reconciled to the statutory cash flow headings.

In future filings, the Registrant will remove the disclosure of free cash flow in note 25 to its consolidated financial statements.

Note 31. Differences between UK and US Generally Accepted Accounting Principles,

General

31.          To the extent that the disclosures in this note are repeated in Item 5 of your Form 20-F, please make conforming changes for any revisions to your disclosures based on the comments below.

The Registrant will conform Item 5 in future filings to any disclosure revisions made in the footnote that addresses differences between UK GAAP and US GAAP.

a)  Brands, Goodwill and Other Intangible Assets, page F-55

32.          Please separately disclose the nature of the difference in how you account for impairment of goodwill and other intangible assets with respect of US GAAP and UK GAAP.  Please also supplementally tell us why you recognized an impairment of one of your brands of £69 million under US GAAP, but not under UK GAAP.  Your disclosures on page 67 suggest that your impairment accounting policy for brands is the same under US GAAP and UK GAAP.

In future filings, the Registrant will clarify the difference between how it accounts for the impairment of goodwill and other intangible assets under US GAAP and UK GAAP.

The Registrant’s impairment review policy for purchased brands (indefinite life intangible assets) as shown in its response to Staff Comment 18, is the same under both UK GAAP and US GAAP.

The Registrant supplementally advises that it did not recognize the £69 million brand impairment under UK GAAP because, in accordance with FRS 10–Goodwill and Intangible Assets and SSAP 22–Accounting for goodwill prior to the adoption of FRS 10, the Registrant did not separately recognize brands acquired in a business combination from acquired goodwill because it did not consider them to be identifiable, as they are not capable of being disposed of separately from a revenue earning activity.  See the Registrant’s response to Staff Comment 34 for additional discussion of the Registrant’s accounting for intangible assets acquired in a business combination.

Under UK GAAP, the Registrant, as explained in its response to Staff Comment 18, reviews goodwill for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying values may not be recoverable.  Because the cash flows, upon which the calculation is based do not arise from the use of a single asset, the impairment test for goodwill is measured for the smallest group of assets (the income generating unit) that produces a largely independent income stream, which in this instance was the German domestic business.  No impairment of goodwill was identified at this level.

Under US GAAP, under SFAS No. 142 Goodwill and Other Intangible Assets, the Registrant tests goodwill for impairment annually at the reporting unit level.  The goodwill impairment test under US GAAP is a two-step test.  Under the first step, the Registrant compares the fair value of each of its reporting units to the carrying value.  If the fair value is less than the carrying value, an indication of goodwill impairment exists and the Registrant performs step two of the impairment test.  In step two, the fair value of that reporting unit is allocated to all assets and liabilities in the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test, and to the extent that the carrying value of the goodwill exceeds the total fair value of the assets and liabilities of the reporting unit, impairment is recognized.  The Registrant has not recognized any goodwill impairment under US GAAP.

33.          Please disclose the information required by paragraph 44-46 of SFAS No. 142.

The Registrant respectfully notes the following in regard to the disclosure requirements of paragraphs 44-46 of SFAS No. 142:

•                  Paragraph 44 – The Registrant did not acquire intangible assets in the year ended 31 August 2004, either individually or with a group of assets.  Therefore, the paragraph 44 disclosures did not apply to the Registrant’s financial statements.  The Registrant will include such disclosures prospectively as applicable.

•                  Paragraph 45 requires information be disclosed in relation to intangible assets subject to amortization, intangible assets not subject to amortization and changes to the carrying amount of goodwill.  The Registrant notes that the gross carrying amount of intangible assets subject to amortization, related accumulated amortization and amortization expense under US GAAP is disclosed in note 11 to its consolidated financial statements on page F-28 in combination with the reconciliation of net income and shareholders’ equity from UK to US GAAP in note 31 on pages F-59 and F-60.  The Registrant did not disclose estimated aggregate amortization expense for each of the five succeeding fiscal years, as the amounts were not deemed to be material.  The gross carrying amount of brands and goodwill under US GAAP, which are not subject to amortization, can also be ascertained through note 11 and the Registrant’s reconciliation to shareholders’ equity in note 31.  There were no changes to goodwill under US GAAP in fiscal year 2004.  The Registrant will expand its disclosure of these amounts by providing a summary of such US GAAP balances in future filings within note 31.  This disclosure will also include information for goodwill for each reportable segment.

•                  Paragraph 46 requires information be disclosed for each impairment loss recognized for an intangible asset in the period in which that loss occurs.  The Registrant will include such information in future filings.  The Registrant respectfully notes that the £69 million of brand impairment in 2004 is disclosed on page F-63.

34.          Please tell us and disclose the basis for the difference in fair values allocated to intangible assets and the exclusion from the purchase price consideration of certain costs.

The Registrant clarifies to the Staff that the difference between UK GAAP and US GAAP relating to intangible assets acquired through business combinations has arisen through differences in their recognition and not because of the method used to determine their fair value.

Both UK GAAP and US GAAP require intangible assets acquired as part of the acquisition of a business combination to be capitalized separately from goodwill if they are identifiable and if their value can be measured reliably on initial recognition.  However the Registrant notes that the identification criterion is different under US GAAP compared to UK GAAP.

UK GAAP determines an intangible asset is identifiable if it is capable of being disposed of separately without disposing of the business of the acquired entity, in other words, it can only be disposed of as part of the revenue earning activity to which it contributes.

US GAAP determines an intangible asset is identifiable where it arises from contractual or other legal rights, irrespective of whether or not those contractual or other legal rights are transferable or separable from the acquired entity.

The Registrant has not recognized intangible assets acquired in a business combination under UK GAAP, because it believes that they are not capable of being disposed of separately from the related revenue earning activities.  However, under US GAAP since the brand intangible assets provide the Registrant with a legal and exclusive right to use the brand to derive future economic benefit they therefore meet the contractual/legal right criteria and have been identified.

The Registrant respectfully submits to the Staff that the practice of separately recognizing brand intangible assets from goodwill on balance sheets is not common practice under UK GAAP, although it will be done if the Board of an acquirer concludes that both the separability and reliable measurement criteria are met in any particular case.

The costs excluded from the purchase price consideration under US GAAP relate to gains and losses arising on foreign exchange contracts used to hedge the purchase price of certain acquisitions.  UK GAAP permits the inclusion of these gains and losses in the purchase price consideration.  This is explained in note 31(h) and the Registrant will move this explanation into note 31(a) in future filings.

In future filings, the Registrant will amend its disclosure in note 31(a) (brand, goodwill and other intangible assets) to include a statement that under UK GAAP, intangible assets purchased in a business combination will be recognized separately from goodwill only if they are separable and can be reliably measured.

d)  Restructuring costs, page F-56

35.          Please specifically disclose the differences between UK and US GAAP in the criteria for recognizing restructuring-related costs in your profit and loss account.  This disclosure should also reflect the change in US GAAP from EITF 94-3 to SFAS No. 146.  Further, please tell us why you did not have a reconciling item related to restructuring costs in 2004, related to the £31 million you recognized under UK GAAP.

In future filings, the Registrant will specifically disclose the differences between UK and US GAAP in the criteria for recognizing restructuring-related costs in its profit and loss account.  The revised disclosure will reflect the change in US GAAP from EITF 94-3 to SFAS No. 146.

The Registrant would like to inform the Staff that £21 million of the £31 million employee related restructuring costs were utilized during 2004.  The remaining £10 million provision related to involuntary termination benefits, which were provided in accordance with the Registrant’s formal severance plans.  Under UK GAAP, this charge is provided for when the costs are probable, estimable and when a valid expectation has been raised in those affected that the termination will be carried out.  Under US GAAP, this liability for termination benefits was accounted for under SFAS No. 112 Employers’ Accounting for Postemployment Benefits and accrued when these costs were probable and estimable.  No reconciling item arose because, as of 31 August 2004, the Registrant concluded that the remaining provision was probable and estimable and a valid expectation had been raised with those affected.

h)  Derivative Instruments, page F-57

36.          Please help us understand why the reconciling item related to derivatives and debt translation changed by £266 million from expense of £61 million in 2003 to income of £205 million in 2004 in your reconciliation to US GAAP net income.  Please also tell us why, in your reconciliation to US GAAP shareholders’ equity, the change is only £17 million.

The Registrant respectfully advises the Staff that the year-on-year movement of £266 million in the reconciliation to net income can be explained by three components as follows:

•                  Due primarily to the weakening of the US Dollar (and Euro) against Sterling, the Registrant made foreign exchange translation gains that have reduced the value of its debt (including bonds, commercial paper and related cross-currency swaps), by £298 million as compared to last year;

•                  The dollar devaluation also benefited its foreign exchange hedges against the cost of future transactions by £16 million as compared to last year; and

•                  These have been partially offset by increased interest rates in both the United States and Europe, which have negatively impacted its interest rate hedging portfolio by £(48) million as compared to last year.

The Registrant advises the Staff that it does not seek to apply hedge accounting treatment under FAS No. 133 Accounting for Derivative Instruments and Hedging Activities.  Therefore the Registrant has recorded all its foreign exchange transaction gains and losses on its foreign currency debt through income under US GAAP in accordance with SFAS No. 52 Foreign Currency Translation. In addition the Registrant has recorded the related unrealized gains/losses on currency derivatives in income in accordance with SFAS No. 133.

The net exchange gains arising on the Registrant’s foreign currency debt are recorded through equity under UK GAAP, SSAP No. 20.  While this results in a difference to the net income reconciliation from UK GAAP to US GAAP in note 31, it does not result in a change to the shareholders’ equity reconciliation.  It is therefore the application of hedge accounting under UK GAAP that is principally driving the UK GAAP to US GAAP net income reconciliation difference.

The Registrant advises the Staff that the £17 million change in its reconciliation to US GAAP shareholders’ equity is driven by certain derivative contracts, primarily forward foreign exchange contracts and interest rate swaps.  Under UK GAAP derivative instruments qualifying for hedge accounting are not recorded on balance sheet. Under US GAAP these derivative instruments are recorded on balance sheet at fair value with changes in fair value recorded in net income.  This resulted in a difference to both the net income and shareholders’ equity reconciliations from UK GAAP to US GAAP in note 31.

i) Deferred Taxation, page F-57

37.          Please tell us the nature of the deferred taxation-other reconciling item on page F-59.  If this item related to differences in the recognition of deferred tax assets and related valuation allowances, please tell us the specific nature of these differences, as it appears that UK GAAP, similar to US GAAP, uses a realization criterion of “more likely than not.”

The Deferred Taxation–Other GAAP difference on page F-59 relates to the specific recognition of certain tax losses under US GAAP which are not recognized under UK GAAP.

The deferred tax treatment under both FAS No. 109 Accounting for Incomes Taxes and FRS No. 19 Deferred Taxation provides identical treatment in the vast majority of instances.  However, the Registrant has identified specific tax losses where GAAP differences arose.

Under UK GAAP, both the existence of the asset and the probability of its recoverability were treated as a single consideration, and as a consequence, a deferred tax asset was not recognized as its existence and recoverability in combination were not considered to meet a criteria of “more likely than not”.

Under US GAAP the existence of the asset and its recoverability are considered in two steps.  The first step considers the existence of the asset.  The second step considers the likelihood of recovery which can give rise to a valuation allowance against a portion or all of the asset.

Shareholders’ Equity, page F-60

38.          Please supplementally provide us with a rollforward of your shareholders’ equity under US GAAP for the three years presented.

Set forth below is a rollforward of the Registrant’s shareholders’ equity under US GAAP for the three years presented:

US GAAP Shareholders Equity reconciliation

	Common stock		Additional		Accumulated other		Total
	Number of shares	Par value	paid in capital	Retained earnings	comprehensive income	Treasury Stock	shareholders equity
	(£ million, except for per share data)
Balance at 31 August 2001	1,067,570,314	£267	£26	£1,913	£(745)	£(61)	£1,400
Net income				407			407
Foreign currency translation adjustments					(178)		(178)
Minimum pension liability adjustments					(203)		(203)
Total comprehensive income							26
Issuance of common stock	39,000,000	10	139				149
Treasury shares purchased net of treasury shares delivered under employee stock plans						(32)	(32)
Dividends paid				(133)			(133)
Balance at 31 August 2002	1,106,570,314	277	165	2,187	(1,126)	(93)	1,410
Net income				279			279
Foreign currency translation adjustments					184		184
Minimum pension liability adjustments					(61)		(61)
Total comprehensive income							402
Treasury shares purchased net of treasury shares delivered under employee stock plans						(36)	(36)
Dividends paid				(145)			(145)
Balance at 31 August 2003	1,106,570,314	277	165	2,321	(1,003)	(129)	1,631
Net income				456			456
Foreign currency translation adjustments					(175)		(175)
Minimum pension liability adjustments					8		8
Total comprehensive income							289
Treasury shares purchased net of treasury shares delivered under employee stock plans						17	17
Other pension movements				(47)			(47)
Dividends paid				(156)			(156)
Stock option charges			3				3
Balance at 31 August 2004	1,106,570,314	£277	£168	£2,574	£(1,170)	£(112)	£1,737

The Registrant has recorded other pension movements within its US GAAP equity rollforward in the year ended 31 August 2004. Upon further consideration of this adjustment, the Registrant has identified that this amount has been erroneously recorded. The other pension movement is comprised of the following:

•                  In calculating the current year movement in its minimum pension liability, the Registrant debited US GAAP equity for an amount of £30 million, net of tax, that should have been recorded as an intangible pension asset.  As a result, US GAAP equity is understated.

•                  In addition, the Registrant erroneously recorded a change in pension accounting reported by one of its associates that is equity accounted.  The Registrant’s associate had historically accounted for its pension plan as a multi-employer plan under SFAS No. 87 Employers’ Accounting for Pensions.  This accounting treatment was based on the fact that the associate was part of its parent company’s defined benefit pension plan.  The Registrant believes this to be appropriate noting question 87 of the FASB Implementation Guide on SFAS No. 87.  In 2004 the associate’s parent company specifically identified the assets and liabilities in its defined benefit plan that related to the associate.  This resulted in an additional pension liability for the associate.  The Registrant became aware that this liability had not been reflected in the associate’s financial statements and recorded an adjustment for its share of the liability.  The Registrant recorded the £17 million as a debit to equity; however, the adjustment should have been recorded to US GAAP net income which reflects the accounting treatment for withdrawal from a multi-employer pension plan under paragraph 70 of SFAS 87.

The Registrant has assessed these errors and has concluded that they are not material to its reconciliation of UK GAAP net income and shareholders’ equity to US GAAP.  In reaching this conclusion, the Registrant has considered the following quantitative and qualitative factors:

•                  £30 million, net of tax, represents 1.8% of both total US GAAP shareholders’ equity and of total US GAAP intangible assets when combined with the Registrant’s un-booked audit differences, which is not considered to be quantitatively material.  The Registrant has also considered the following qualitative points in its analysis and has concluded that it does not change the “total mix” of information available to investors.

•                  The correction, if made, would not materially impact the Registrant’s growth trends in respect of any key net income drivers such as revenue, marketing investment or operating profit.

•                  The correction, if made, would not impact the Registrant’s presentation of finance charges and taxation or the trend analysis thereon.

•                  The Registrant’s debt covenants and balance sheet ratios provided to equity and debt analysts are based on its UK GAAP results.

•                  The correction if made would not impact cashflow.

£17 million, net of tax, represents 6.8% of US GAAP net income when combined with the Registrant’s un-booked audit differences, which the Registrant does not consider to be quantitatively material.  Additionally:

•                  The correction if made, would not materially impact the Registrant’s key financial indicators and growth trends in respect of revenue and marketing expenditure.

•                  It does not impact the presentation of normalized EPS under UK GAAP to equity analysts.

•                  While the correction would reduce net income it would not directionally change the results of the Registrant (i.e., would not change a profit into a loss).

•                  The Registrant’s debt covenants and balance sheet ratios provided to equity and debt analysts are based on its UK GAAP results.

•                  The correction if made would not impact cashflow.

•                  It does not change the “total mix” of information available to investors.

New Accounting Standards, page F-61

39.          With respect to your application of FIN 46R to your franchises:

•                  Please tell us how you have been able to qualitatively conclude that you are not the primary beneficiary for the 976 variable interest entity-franchisees, given that you have only recently received unaudited financial information for 144 variable interest entities (VIEs).  We would have expected that you would need, at a minimum, information regarding variable interests held by all other parties.

To facilitate our understanding, please group VIEs with similar characteristics in your response.

•                  It appears that for the 832 VIE franchisees where you do not have financial information, you are relying upon the FIN 46R scope exception in paragraph 4(g).  If so:

•                  Please tell us whether any of these 832 entities were created or modified after December 31, 2003.

•                  Please explain the nature of your continuing efforts to obtain financial information form these franchisees, as well and the reason you have been unable to obtain the necessary information.  Please be advised that although you have not requested financial information from these franchisees in the past, we would still expect you to obtain the necessary financial information for the purposes of this interpretation.

•                  Please clarify whether your disclosures of maximum exposure to loss relates to the 144 VIEs for which you have financial information, the 832 VIEs for which you do not have financial information, or all 976 VIEs.  In this regard, please ensure that the disclosure requirements of paragraph 24(c) and 26(c) are both separately addressed.

The Registrant determined that the majority of its franchisees could be scoped out of FIN 46R as they met all the criteria of a business as defined by FIN 46R paragraph 4(h).  The remaining franchisees had certain relationships, such as subleases, aged accounts receivable, notes or other debt which required the Registrant to assess these franchise entities under the paragraph 4(h)(3) criteria in more detail.  The Registrant evaluated these relationships in relation to the financial position of the franchise entity to determine if it provided more than 50% of the total equity and subordinated support to the franchise entity.  The following steps were performed as part of this assessment:

•                  The Registrant requested Balance Sheets and Income Statements from all potential VIE’s (976) to determine whether the Registrant provided more that 50% of the total equity and subordinated debt of the franchise entities.  The Registrant received financial information from 267 franchise entities.  Based on the submissions of financial information, in 123 instances the Registrant was determined to have contributed less than 50% of the total equity and subordinated support and those franchise entities were scoped out.  The Registrant has disclosed the financial position of the remaining 144 entities in the 2004 20-F.

•                  The Registrant then performed the Expected Losses and Residual Return calculation prescribed in FIN 46R for the 144 franchise entities not scoped out above and the remaining 709 franchise entities deemed to be VIE’s where no specific financial information was received.  The calculation was performed for each franchise configuration using data received from franchisees in various markets according to the different brand configurations and rental arrangements.  Over 50 different models were created, representing each variation of franchise entity in each respective geographic market in order to accurately represent the entire population of franchise entities deemed to be VIEs to determine if the Registrant’s share of the modeled cash flow was greater than 50%.  Based on the tests performed there were no arrangements where the Registrant was determined to be the primary beneficiary of the VIE.

The Registrant did not rely on the paragraph 4(g) scope exemption as calculations were performed on the respective VIE arrangements.  Furthermore, as part of the Registrant’s annual testing, the Registrant requests financial statements from the respective franchise entities to help in making VIE determinations.  Historically, the Registrant has not specifically requested or received balance sheet data and franchisees have not readily provided income statement information despite the Registrant’s requests.  The Registrant has outlined the requirements to franchisees to provide monthly income statement and semi-annual balance sheet data as part of its franchise agreement.  However, franchisee compliance has been mixed.  As such, for any franchise entity deemed to be a VIE, the Registrant makes a specific request during its interim period for current financial information.  The Registrant follows this request up at year-end for additional financial data for any new VIE’s that have been identified since the interim period.

The Registrant’s disclosure on maximum exposure relates to the 976 VIEs and it is the Registrant’s position that it is in accordance with the disclosure requirements outlined in paragraph 24(c).  Paragraph 26(c) is not deemed applicable since the Registrant did not rely on the paragraph 4(g) scope exception.

40.          Based on your disclosures on page 31, we note you have entered into a long-term cost-plus arrangement with Dean Foods for the supply and distribution of ice cream and related products for the Baskin-Robbins brand.  Please tell us your consideration of this arrangement in light of paragraph 5(b)(2) of FIN 46R in determining that the Dean Foods entity does not represent a variable interest entity.

The Registrant has determined that Dean Foods is not a VIE by applying the criteria outlined in paragraph 4(h) of FIN 46R.  Dean Foods is a business as outlined by Appendix C of FIN 46R.  Dean Foods is a publicly traded US registrant, which was founded in 1925 and had sales of $10.8 billion for its most recent financial year-ended 31 December 2004.  The Registrant’s production contract with Dean Foods was entered into during 2000 and purchases by the Registrant and its franchisees are not material to Dean Foods’ overall net sales, as these purchases amount to approximately 1% of such sales.  In addition, none of the four criteria outlined below would further trigger an examination of the relationship:

•                  The Registrant did not participate in Dean Foods’ design.

•                  Dean Foods is not designed so that all of its activities either involve or are conducted on behalf of the Registrant.

•                  The Registrant does not provide more than 50% of Dean Foods’ total equity or subordinated support.

•                  The contact between the Registrant and Dean Foods is not related to securitizations or other forms of asset-backed financings or a single-lessee leasing arrangement.

41.          We note that Suntory Allied Limited distributes your spirit products in Japan, as disclosed on page 33.  Please tell us all the financial terms of the distribution agreement, including whether the distribution agreement represents a variable interest.

Further, please tell us your consideration of the following in determining that Suntory Allied Limited is not a VIE that would require consolidation by you pursuant to FIN 46R.  In this regard, please ensure your response includes discussion of the following:

•                  Your equity investment of 49.99%.

•                  Your distribution agreement, if the terms suggest that it is a variable interest.

•                  The ¥10 billion payment by Suntory Limited, your joint venture partner, to you during the year ended March 4, 1989, as consideration paid for the establishment of Suntory Allied Limited, as disclosed on page 65.  See paragraphs 5(a)(4), 16(b), and 17 of FIN 46R.

Accounting for Suntory Allied Limited

At 31 August 2004, the Registrant evaluated Suntory Allied Limited (“SAL”) and did not consider it to be material.  As a result, the Registrant did not perform an analysis under FIN 46R to determine if SAL is a VIE and if so, whether the Registrant is the primary beneficiary.  The registrant reached a decision on materiality after considering the financial results and position of SAL compared to the Registrant in the context of SEC Staff Accounting Bulletin No. 99.  The Registrant’s analysis of its materiality considerations is set out below.  The Registrant has continued to account for its 49.99% ownership in SAL using the equity method of accounting under the provisions of APB No. 18 – The equity method of accounting for investments in common stock.  The Registrant’s evaluation under APB No. 18 included both its voting interest of 49.99% as well the fact that control of the entity, as discussed in ARB No. 51 is with Suntory Limited.  While the Registrant does exert sufficient significant management influence, the contractual relationship sets out that the parties shall vote their shares in SAL and cause their representatives to act in proportion to their relative shareholding.  A number of factors clearly provide evidence that Suntory Limited are in control of SAL:

•                  The performance of the arrangement has been impacted by high direct and indirect costs allocated to Suntory Limited by SAL.

•                  SAL has underperformed over many years and the Registrant has become increasingly frustrated by its inability to influence the management and performance of SAL.

Materiality Considerations

The Registrant has reached its conclusion on materiality based on both the quantitative financial data illustrated within the following table, as well as the qualitative aspects of materiality on the users of its financial statements:

	As a percent of consolidated totals
	2004	2003	2002
	%	%	%
Turnover	1.2	1.3	2.1
Operating profit	0.5	0.3	0.3
Total Assets	0.2	0.2	0.3

The Registrant has also considered the following qualitative points in its analysis.

•                  If SAL was consolidated as a subsidiary the impact on the Registrant’s net income and shareholders funds and minorities would be £nil.  Consequently, this would not impact the Registrant’s reconciliation of UK GAAP net income and shareholder’s equity to US GAAP.

•                  The consolidation of SAL under US GAAP would not materially impact the Registrant’s growth trends in respect of revenue, marketing investment or operating profit.

•                  The consolidation of SAL under US GAAP would not impact the Registrant’s presentation of finance charges and taxation or the trend analysis thereon.

•                  The consolidation of SAL under US GAAP would not materially impact the Registrant’s balance sheet in respect of intangible values, tangible fixed assets, debtors or inventory levels.

•                  The consolidation of SAL under US GAAP would not materially impact the Registrant’s balance sheet in respect of loan capital or other long-term liabilities.

•                  The consolidation of SAL does not impact the Registrant’s compliance with its loan covenants.

Financial Terms of SAL Agreement

Notwithstanding these materiality considerations, the background to this arrangement, the nature of the financial terms within the distribution agreement and consideration of the ¥10 billion payment by Suntory Ltd to gain distribution rights, are discussed below.

In October 1988 the Registrant entered into an arrangement with Suntory Limited of Japan.  As part of this arrangement SAL was set up to provide Suntory Limited with exclusive distribution rights for the Registrant’s spirits brands in Japan and to provide the Registrant a basis to register its trademarks in Japan.  The initial term expires in 2029, but is renewable for successive ten-year periods thereafter indefinitely.  The distribution agreements and licenses terminate when the arrangement is terminated.

SAL is owned in the following proportions by the Registrant and Suntory Limited respectively, 49.99:50.01.  The authorized and issued share capital on SAL was ¥480 million divided into 9,600 shares of ¥50,000 each.  The initial share capital was subscribed to and allotted as 4,801 shares for Suntory Limited and 4,799 shares to the Registrant.

SAL was set up to be self-financing and neither Suntory Limited or the Registrant nor its subsidiaries are required to lend funds to it and no financing has been sought or required by it.  However, the distribution arrangement does include a clause that if additional financing were to be required, Suntory Limited and the Registrant would guarantee SAL indebtedness, to the extent necessary and that this would be in the same proportion as their share interest in SAL.

As part of establishing the relationship in 1988, Suntory Ltd paid the Registrant a consideration of ¥10 billion in recognition that Suntory Ltd had gained rights to the distribution of the Registrant’s spirits trademarks in Japan.

The main distribution agreement sets out the purposes of SAL to (i) be the sole importer into Japan of the Registrant’s products, and (ii) distribute, market and sell the Registrant’s agreed products exclusively through Suntory Limited under the terms of the sub-distribution agreement, and (iii) develop or acquire the rights to new products for inclusion in the agreed products list.

Suntory Limited provides SAL with administrative, secretarial and accounting services and they are reimbursed for the provision of these services by SAL.

The pricing arrangements on products from the Registrant to SAL and from SAL to distributors within Japan were set out in a sub-distribution agreement.  This ensures that Suntory Limited and the Registrant both aim to make equitable levels of profit in proportion to their shareholdings from the relationship.  Prices are set at a level from the Registrant to SAL to recover relevant costs and leave a profit which is equitable to the arm’s-length price received from wholesalers less the direct and indirect costs incurred by Suntory Limited in the sale of the Registrant’s products.  This in effect sets the price at which SAL sells to Suntory Limited.

SAL itself is responsible for the distribution and marketing and is required to stimulate and meet demand.  SAL advertises and promotes the Registrant’s products throughout Japan.

The distribution agreement additionally sets out the following major policy decisions that require approval from the Board of Directors, who vote in conjunction with ownership intent:

•                  Approval of the annual business plan;

•                  Approval of any borrowing that would result in aggregate borrowings in excess of ¥250 thousand, or which requires guarantee by the parties;

•                  Approval of transfer, disposal or acquisition of major assets;

•                  Approval of financial statements;

•                  Determination of compensation of directors and statutory auditors;

•                  Amendment of the Articles of Incorporation;

•                  Approval of transfer, disposal, mortgage or charge of substantially all of SAL assets;

•                  Issuance of new shares, warrants or convertible bonds and other securities or rights to subscribe or purchase shares in SAL;

•                  Increase or decrease in issued share capital of SAL;

•                  Dissolution, amalgamation or merger of SAL;

•                  Approval of any material change or addition to the business of SAL;

•                  Entering into, varying or terminating and contract or arrangement with either Suntory Limited or the Registrant, or with any associated company of either of them otherwise than specifically contemplated by the terms of the SAL distribution agreement; or

•                  Appointment of sub-distributors by SAL.

The following basic corporate and operating policies are contained within the terms of the distribution agreement:

•                  Timing and agreement of the annual business plan;

•                  The basic reporting requirements and basis for access to books and records and the audit process; and

•                  That SAL pays dividends of all amounts which are permitted by applicable law to be distributed and which the Board of Directors of SAL does not consider are to be retained by SAL for the carrying on and development of the business.

There are further terms within the distribution agreement that set out the basis of introducing new products and the fact that Suntory Limited would act in a non-competitive way with respect potential distribution of products not owned by the Registrant.

Variable Interest Considerations under FIN 46R

The Registrant recognizes that SAL can not be scoped out of FIN 46R under the provisions of 4(h) as it participated significantly in its design.

In reviewing whether SAL represents a VIE under the provisions of paragraph 5, the Registrant considered the original total equity investment of ¥480 million and the total shareholder equity as at 31 December 2003 and 2004 of ¥693 million and ¥916 million respectively and concluded, as no additional subordinated financial support has been required by any parties since its inception, that the total equity investment was sufficient to permit the entity to finance its activities.  The Registrant has not specifically considered the payment of ¥10 billion by Suntory Limited under the provisions of 5(a)(4).  The Registrant did not consider the ¥10 billion payment as a loan at the time of setting up SAL, but rather consideration paid for distribution rights that were granted to SAL to enjoy for the length of the arrangement.  As the Registrant was only required to put in ¥240 million (i.e., 2% of consideration received), it saw no correlation between this and the consideration paid for the distribution rights.  The Registrant did not perform further calculations, based on materiality considerations already discussed, to ascertain whether the total equity investment (when adjusted to remove the Registrant’s input of ¥240 million if considered to be part of a loan from Suntory Limited), would be sufficient to permit the entity to finance its activities without further subordinated financial support.  The Registrant acknowledges the Staff’s question in this respect and accepts that this could be a potential indicator of being a VIE.

The Registrant has further reviewed the provisions under paragraphs 16 and 17 of FIN 46R in respect of related parties.  Under the provisions of paragraph 16 the Registrant concludes that 16(d) indicates that the Registrant and Suntory Limited operate as de facto agents of SAL as neither can assign, transfer, convey, pledge, encumber or create any interest whatsoever over any or all of their respective shares in SAL without the prior written consent of the other party.  The Registrant further recognizes the Staff’s question in relation to 16(b), but does not consider that it received its interests in SAL as a contribution from Suntory Limited.

Under the provisions of paragraph 17 both Suntory Limited and the Registrant would be deemed related parties under paragraph 16(d).  If SAL were determined to be a VIE, Suntory Limited would be the party most closely associated with SAL and therefore would be identified as the primary beneficiary under paragraph 17.  The Registrant has considered the following:

•                  Suntory Limited has full management control of SAL;

•                  Suntory Limited has control of all facets of distribution including choice of wholesaler, determination of sales price, trade marketing activity, physical distribution and warehousing services and direction of sales force;

•                  Furthermore, the Registrant is frustrated by the efforts of Suntory Limited in matters of operational policy.  In particular the primary activities of SAL have, in the view of the Registrant, been hampered significantly and as a consequence of this action SAL has never performed to the expectations that the Registrant originally had for this arrangement at its inception; and

•                  The exposure to any profits and losses is proportional to the parties’ shareholdings.

Conclusion

The Registrant respectfully submits that its involvement with SAL is immaterial to the Registrant’s consolidated financial statements; however, it believes that if it were determined to have a variable interest in SAL, it would not be the primary beneficiary for the reasons set out above.

Turnover, page F-63

42.          Please specifically disclose the nature of the items you classify as a reduction of revenue under UK GAAP subsequent to your adoption of the amendment to FRS No. 5, and how these items differ from your accounting under EITF 01-9 under US GAAP.  In doing so, please also specifically clarify whether you classify your slotting fees and cooperative advertising arrangements as a reduction of revenue.  If these items are not classified as a reduction of revenue, or if classification varies based on the nature of the arrangement, please disclose (a) the significant terms that you consider in determining classification and (b) the line item in which these items are classified.

•                  In addition, in your turnover disclosure in your accounting policies note on page F-10, please make conforming revisions to specifically disclose the nature of the items you classify as a reduction of revenue subsequent to your adoption of the amendment to FRS No. 5.

Subsequent to adoption of FRS5 application note G, the Registrant respectfully notes to the Staff that the following items are included as a reduction in revenue under UK GAAP:

•                  Long-term volume-driven discounts;

•                  Slotting Fees in relation to product and store listings;

•                  Payments to achieve preferred product status; and

•                  Buy-down incentives such as redemptions and other short-term consumer price promotions.

Under EITF 01-9 the following additional reductions to revenue are also made:

•                  Cooperative Advertising arrangements;

•                  Slotting Fees in relation to special store displays (e.g., end caps); and

•                  Customer incentive schemes.

The Registrant has determined that it is permitted under UK GAAP to record cooperative advertising arrangements, special store displays and customer incentive schemes as operating costs.  Similar treatment is not permissible under US GAAP as they are cash settled with the customer and are not deemed to be separable from the customer.

As requested, in future filings and subject to Board approval, the Registrant plans to revise the disclosure of its accounting policy for turnover on page F-10 to specifically identify the nature of items classified as a reduction of revenue under application note G to FRS 5.

43.          To improve understandability, we suggest you reconcile UK GAAP turnover to US GAAP turnover, based on the differences related to franchise revenue recognition and revenue classification.  We note that this information is available based on your current disclosures in footnote (8) on page 11 and here on page F-63; however, we believe that inclusion of this information in one place would be useful to a reader.

In future filings, the Registrant will include a reconciliation of UK GAAP turnover to US GAAP turnover in note 31 to its consolidated financial statements (Differences between UK and US Generally Accepted Accounting Principles).

Pension and Post-Retirement Medical Benefits (US GAAP), page F-64

44.          Please help us understand the following regarding your pension accounting under US GAAP:

•                  Please rollforward for us your reconciling items of £185 million as of August 31, 2003 to your reconciling item of £104 million related to pension and other post-retirement benefits, in light of your differences in pension expense and other comprehensive income.

•                  Page F-66 indicates that the unfunded accumulated benefit obligation as of August 31, 2003 was £454 million.  However, page F-65 indicates that your accrued benefit liability as of this date was £331 million.  Please tell us why your accrued benefit liability differs from the unfunded accumulated benefit obligation.

•                  Please tell us there reason for the increase of £31 million in your amortization of unrecognized prior service cost in 2004.

The Registrant advises that in relation to Staff Comment 38, its pension and other post-retirement benefits reconciling item to US GAAP equity for 2004 should have been £154 million as opposed to the £104 million reported.

Accordingly, the Registrant provides the following rollforward between the £185 million reconciling item for pension and post-retirement benefits at 31 August 2003 to the £154 million reconciling item as of 31 August 2004.

Million
(£)
Opening reconciling item as of 31 August 2003	185
FY 2004 UK to US GAAP profit and loss reconciling item	(26)
Decrease in Accumulated Other Comprehensive Income	8
Movement in UK GAAP Statement of Recognized Gains and Losses	(3)
Foreign exchange movements	(10)
Closing reconciling item as of 31 August 2004	154

In addition, the Registrant has reviewed the difference referred to by the Staff and has concluded that there was an error in the figures as presented.  The Registrant will revise these 2003 disclosures in the next filing but for the benefit of the Staff has included the correct disclosures below.

	As presented	As
	In 2004 20-F	Revised
	(£ million)
Page F- 65
Prepaid benefit cost	21	100
Accrued benefit liability	(331)	(410)
Accumulated other comprehensive income	675	675
	365	365
Page F-66
Aggregate Accumulated Benefit Obligation	2,122	2,079
Aggregate fair value of plan assets	1,668	1,669

The Registrant advises the Staff that the increase of £30 million in the amortization of unrecognized prior service cost between fiscal year 2003 and fiscal year 2004 primarily relates to the pension plans in the US and Canada. For fiscal year 2004, the Registrant made a substantive commitment to provide prior service related pension increases in these plans. As such the Registrant has applied the provisions of paragraph 41 of SFAS 87–Employer’s Accounting for Pensions, which states, “the substantive commitment shall be the basis for the accounting”.

Note 32. UK Companies Act 1985, page F-71

45.          Please tell us why you do not present your financial statements in accordance with the UK Companies Act 1985.  Please also tell us the nature of differences between the financial statements in your Form 20-F and your financial statements in accordance with the UK Companies Act 1985.  See paragraph XVII.B of the issues addressed by the AICPA International Practices Task Force from inception through March 2003.

The Registrant respectfully refers the Staff to the actual wording in note 32 on page F-71 – “these financial statements do not comprise the Group’s “statutory accounts” within the meaning of section 240 of the UK Companies Act 1985”.

•                  The Registrant believes that although the underlying financial data is the same for both reports, the UK Report and Accounts and the 20-F are different documents and intended the wording in the above paragraph to be a clarification of this point.  The following are examples of instances in which the documents are different.  The 20-F contains additional disclosures which the UK Companies Act 1985 does not require, such as certain disclosures made only for US GAAP reporting purposes.  The UK Report and Accounts contains an audit report that does not cover the Registrant’s US GAAP information.

•                  The UK Report and Accounts are required to present information on the parent company.  This information is not required under Item 18 of Form 20-F and is therefore excluded.

*****

Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460.  If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or my partner John Huber at (202) 637-2242.

Respectfully submitted,

/s/ ALEXANDER F. COHEN

Alexander F. Cohen
of LATHAM & WATKINS

cc:	Mr. Graham Hetherington
Mr. Scott Cormack